Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

October 2, 2003

03032717

OCT 2 0 2003

PROCESSING SECTION

187

Office of International Finance
Attention: Listing Dept.
Securities & Exchange Commission
450 - 5th St. NW
Washington, DC 20549
USA
Phone: 202 272 3246 Fax: 202 272 2677

File #82-666 Rule 12g3-s(b)

Dear Sir or Madam;

Enclosed please find **one set of** the following information:

SUPPL

1. Annual General Meeting Information filed September 15, 2003:
    - 2003 Annual Report, Letter to Shareholders dated September 9, 2003,
    - Audited Financial Statement for Year ended April 30, 2003,
    - Information Circular, proxy and return card

2. Quarterly Report:
   Three month quarterly report ended July 31, 2003 filed September 25, 2003:
    - Schedule A – Financial Statement
    - Schedule BC – Management Discussion & Analysis

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

3. News Releases:
    - August 19, 2003 Kettle River provides Company update,
    - September 24, 2003 Kettle River issues options and updates DHK Diamonds Inc. activities.

Yours truly,
KETTLE RIVER RESOURCES LTD.

Ellen Clements, Director

dlw 10/22

Encl.

C:\WINDOWS\Desktop\KRR073103\LtrA-BLANK.doc
10/7/03

Rule 12g3-2(b)

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

Schedule A, B and C

ISSUER DETAILS

NAME OF ISSUER	FOR THE FIRST QUARTER ENDED	DATE OF REPORT Y	M	D
Kettle River Resources Ltd.	**July 31, 2003**	**2003**	**09**	**25**

ISSUER'S ADDRESS
Box 130, 298 Greenwood Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX	ISSUER TELEPHONE
Greenwood	**BC**	**V0H 1J0**	**250 445 2259**	**250 445 6756**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE
G. Stewart	**Director**	**1 800 856 3966**

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.
Schedule A: Financial information, Schedule B: Supplementary information and Schedule C: Management Discussion. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED Y	M	D
"George Stewart"	**George O.M. Stewart**	2003	09	29
"E.Clements"	**E. Clements**	2003	09	29

KETTLE RIVER RESOURCES LTD.
Balance Sheet
July 31, 2003 and April 30, 2003

	July 31, 2003 (Unaudited)	April 30, 2003 (Audited)
ASSETS		
CURRENT ASSETS		
Cash and term deposits	$ 359,243	$ 130,750
Accrued interest and other amounts receivable	6,312	54
Marketable securities (Note 3)	76,592	Nil
Prepaid expenses	1,456	4,521
	443,603	135,325
Investments (Note 4)	nil	80,089
Capital assets (Note 5)	92,496	93,654
Mineral Properties (Note 6)	4	4
	$ 536,103	$ 309,072
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	41,707	31,334
Shareholders' and director's loans (Note 8)	26,842	20,957
	68,549	52,291
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	8,178,006	8,178,006
Deficit	(7,710,452)	(7,921,225)
Nature of operations (Note 1)	467,554	256,781
	$ 536,103	$ 309,072

Approved by the Directors:

"George O.M. Stewart"

George O.M. Stewart, Director

"Ellen Clements"

Ellen Clements, Director

KETTLE RIVER RESOURCES LTD.

Statements of Operations and Deficit

(Unaudited – Prepared by Management)

Three months ended July 31,

	2003	2002
LOGGING ACTIVITIES		
Sale of timber	$ 302,526	$ Nil
Logging expense	6,829	Nil
Net logging income	295,697	Nil
MINERAL EXPLORATION ACTIVITIES		
Exploration costs	63,213	23,694
Capitalized to deferred exploration	Nil	(23,694)
Property investigation costs	Nil	3,636
	63,213	3,636
ADMINISTRATIVE COSTS		
Accounting, audit & legal	5,019	3,948
Advertising, promotion & printing	150	374
Amortization	386	460
Licenses, insurance, and transfer agent fees	2,291	2,277
Management, Salary & wages (net of recoveries)	5,412	21,277
Office & sundry	698	416
Office building expenses	4,075	2,604
Telephone	587	234
Travel and accommodation	3,967	373
	22,585	31,963
OTHER EXPENSES (INCOME)		
Interest and US Exchange adjustment	874	(206)
Equity in loss of New Nadina Explorations Limited	nil	3,967
	874	3,761
Net Gain (Loss) for the period	210,773	(39,360)
Deficit, beginning of period	7,921,225	(6,267,577)
Deficit, end of period	$ 7,710,452	$ (6,306,937)
Gain (Loss) per share, basic and diluted	$0.04	$(0.01)
Weighted average number of Shares outstanding	5,097,6611	5,097,611

KETTLE RIVER RESOURCES LTD.

Statement of Cash Flows

(Unaudited – Prepared by Management)
Three months ended July 31,

	2003	2002
Cash Flows from Operating Activities		
Gain (Loss) for the period	$ 210,773	$ (39,360)
Add: Items not involving cash		
Amortization	1,158	460
Equity loss –New Nadina	Nil	3,967
	211,931	(34,933)
Changes in non-cash working capital items:		
Decrease (Increase) in prepaid amounts	3,065	1,443
Decrease (Increase) in accounts receivable	(6,258)	708
Increase in amounts due to directors	5,885	28,410
Increase (Decrease) in accounts payable	10,373	(4,000)
	224,996	(8,372)
Cash Flows from Financing Activities		
Shares issued for cash	Nil	22,500
Share issue costs	Nil	Nil
	Nil	22,500
Cash Flows from Investing Activities		
Purchase of marketable securities	(4,815)	Nil
Decrease (increase) in investments	8,312	5,418
Deferred exploration expenditures	Nil	(22,681)
Deferred acquisition of mineral property	Nil	(313)
	3,497	(17,576)
Increase In Cash	228,493	(3,448)
Cash, and term deposits, beginning of period	130,750	53,652
Cash and term deposits, end of period	$ 359,243	$ 50,204

KETTLE RIVER RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

1. GOING CONCERN
For complete details, refer to Audited Financial Statement April 30, 2003

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada.

3. MARKETABLE SECURITIES

	July 31, 2003	April 30, 2003
Securities of public companies- Start	$71,777	$ Nil
Additions	4,815	
Write down to market value	Nil	
Value - Lowest Recorded Market Price	$ 76,592	$ Nil

The investment in New Nadina Explorations Limited previously accounted for using the equity method is now accounted for under the cost method. The Company on July 31, 2003 owned 1,842,582 shares

4. INVESTMENTS

	July 31, 2003	April 30, 2003
New Nadina Explorations Limited (1)		
Cost	Nil	$ 426,126
Equity in losses	Nil	(105,828)
Write down	Nil	(248,521)
Subtotal:		71,777
Advances	Nil	8,312
	Nil	$ 80,089

(1) At April 30, 2003, the investment in New Nadina Explorations Limited, a public company, had been accounted for on the equity basis as the Company had the ability to exercise significant influence as a result of share ownership, management and previous board representation. At April 30, 2003, the Company owned 1,794,432 shares.
(2) As at January 28, 2003 and last at February 28, 2003, the Company is not considered to have significant influence in New Nadina Explorations Limited. As a result, the share holdings position previously reported on the equity basis are now accounted for under the cost method.

5. CAPITAL ASSETS

	Rate	Cost	Accumulated Amortization	July 31, 2003 Net Book Value	April 30, 2003 Net Book Value
Land		$15,000	$ Nil	$15,000	$15,000
Paving	8%	5,460	2,394	3,066	3,129
Buildings	4%-5%	110,401	42,588	67,813	68,520
Mining equipment	30%	112,481	111,111	1,370	1,481
Office equipment	20%	53,972	48,742	5,230	5,506
Trailer	30%	21,861	21,847	13	15
Automobiles	30%	5,417	5,414	3	3
		$324,592	$232,096	$92,496	$93,654

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

6. MINERAL PROPERTIES Investment and Expenditures

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred.

Exploration Expenditures by Property

	Greenwood Area	DHK WT	Sask. 50%	Skylark 50%	Naket 50%	Three Months ended July 31, 2003
Amortization	$ 772	$	$	$	$	$ 772
Assaying	351					351
Assessment, Filing fees, Membership	1,375	1,250				2,625
Direct charges - office	10,780	567	8	65	15	11,435
Exploration costs	16,950	900				17,850
Field supplies	395					395
Legal & miscellaneous	3,430	1,909				5,339
Property Costs &acquisition	1,485					1,485
Roadwork/Reclamation	18,593					18,593
Storage-equipment	1,696					1,696
Taxes	1,704					1,704
Travel & Accommodation	968					968
Total:	$ 58,499	$ 4,626	$ 8	$ 65	$ 15	$ 62,213

	Balance April 30, 2003	Additions or write downs	Balance July 31, 2003
Deferred Exploration Expenditures			
Deferred Exploration	Nil	Nil	Nil
Acquisition Costs			
Greenwood Area	$ 1	Nil	$ 1
DHK Diamonds Inc. - NWT	1	Nil	1
Skylark - BC	1	Nil	1
Naket - Nunavut	1	Nil	1
Total Mineral Properties Deferred:	$ 4	Nil	$ 4

7. SHARE CAPITAL

The Company has a stock option plan. No compensation expense is recognized on any of the grant, vesting or exercise of an option to employees and directors under the plan, although pro-forma disclosure is made of the compensation expense, (refer to Audited Financial Statement April 30, 2003) and the resulting net income or loss and earnings or loss per share, that would have been recognized if the fair value of the options granted and vested had been recognized as an expense. Upon exercise, the transaction is recorded as an issuance of share capital for cash at the exercise price.

KETTLE RIVER RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
Three month period

7. SHARE CAPITAL continued

a) Authorized: 50,000,000 common shares without par value

b)

Issued	July 31, 2003	
	No. of Shares	Consideration
Opening balance	5,353,611	$ 8,876,860
Less treasury shares at cost	(256,000)	(698,854)
Balance July 31, 2003	**5,097,611**	**$ 8,178,006**

Warrants	Number	Price/share	Value	Expiry
Issued Feb. 28, 2002	350,000	$0.15	$52,500	Feb 4, 2004
Balance:	**350,000**			

Options	Granted	Exercise price	Expiry
Directors	90,000	$ 0.17	Sept. 30, 2007
Director	75,000	$ 0.15	Jan. 10, 2006
Balance:	**165,000**		

8. RELATED PARTY TRANSACTIONS

Advances from directors and shareholders are unsecured and bear no interest.

The Company incurred the following expenses with related parties:	July 31, 2003
To a director for telephone and office to offset expenses incurred in conducting company affairs,	$ 600
To a director who is an employee who carries out office management, administration, investor relations, secretarial duties including bookkeeping, and assists with certain exploration related tasks for wages and for storage facilities (exploration equipment and samples),	18,637
To a director who is also the president of the Company for geological and exploration services, exploration management, and administrative services	17,400
To a director for equipment use and storage facilities for Company owned exploration equipments, drill core and samples,	1,538
Total	$38,175

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

9. DIRECTORS AND/OR OFFICERS - at September 25, 2003:

George O.M. Stewart - Director, President & CEO
*Ellen Clements - Director, Secretary & CFO
*Gerald H. Rayner - Director
*Larry Widmer - Director

*Members of the Audit Committee

Kettle River Resources Ltd.
Form 51-901F Quarterly Report – for the first quarter ended July 31, 2003

SCHEDULE B

1. Analysis of expenses and exploration costs

Exploration and administrative expenses are set out in Schedule "A" Financial Statements under "Statement of Operations and Deficit." The Company writes-off exploration expenses as they are incurred and accordingly there are no deferred exploration expenses capitalized. Exploration expenses are detailed by property under Schedule "A" Financial Statements Note 6.

A breakdown of components that comprise 10% or more of the total exploration and administrative expenses is as follows:

(a) **Exploration expenditures** – Refer to Note 6 of financial statements (Schedule A)

EXPLORATION		July 31, 2003
Direct Charges - Office		
Wages pertaining to exploration		
Claims, maps, reports & digital records		$2,948
Compliance – reclamation		2,045
Statements of Work /completions/permits etc.		3,260
Filing, archival, & research		272
Work programs		2,910
		$11,435
Exploration Programs		
Property survey		$ 2,000
Equipment costs—prospecting-physical work		506
Exploration – telephone, paper, freight etc.		344
Professional services – paid to a director		15,000
Notice of Work- application, program preparation	800	
Property submittals review	800	
Organize staking, prospect, sampling, survey,	3,600	
Budget meetings-program proposals	800	
Data review/research, prospect, presentation	1,600	
Reclamation, spillway outflow trenching, planning & supervision	3,600	
Supervision & planning trenching marble prospect, permitting, road building, marketing options	3,800	
		$17,850
Legal & Miscellaneous		
Legal fees pertaining to DHK Diamonds Inc.		$1,909
Legal fees pertaining to Greenwood Area – property title		3,430
		$5,339
Roadwork/Reclamation Costs		
Signage, repairs, maintenance		$519
Fencing, roadwork and reclamation		18,074
		$18,593

SCHEDULE B

(b) **Administration expenses** - Refer to Statement of Operations and Deficit (Schedule A)

ADMINISTRATIVE	
Audit, Accounting & Legal	
Audit - external,	$ 4,850
Legal fees	169
	$ 5,019
Management Costs (net of recoveries)	
Administration – conducting company affairs	$ 600
Secretarial Wages – office related duties	9,312
Wages recovered	(4,500)
	$ 5,412
License, Insurance, Transfer Agent & Fees	
Listing & sustaining	$ 638
Transfer Agent & filing	902
Insurance & fees	332
Filing, registration and CDS fees	419
	$2,291
Office Building expenses	
Taxes	$ 2,828
Utilities, Repairs & Maintenance	938
Insurance	331
	$ 4,097
Travel & Transportation	$ 3,967

2. **Related Party Transactions, Advances From Directors & Shareholders**
Refer to Note 8 of financial Statements

3. **Summary of Securities issued and options granted during the period:**

(a) Securities Issued:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price	Total Proceeds	Consideration	Commission

No Shares were issued during the period

(b) Options Granted

Name of Optionee	No. of Optioned Shares	Exercise Price	Date of Grant	Expiry date

No Options were granted during the period

SCHEDULE B

4. Summary of securities at the end of the reporting period

	No. of Shares	Amount
Opening balance	5,353,611	$8,876,860
Less treasury shares at cost	(256,000)	(698,854)
Ending balance	5,097,611	$8,178,006

(a) Authorized: 50,000,000 common shares without par value
(b) Summary of options, warrants and convertible securities outstanding:

Type of security	Number of Securities	Exercise Price	Potential Value	Expiry Date
Stock Options				
G. Stewart, Director	75,000	$0.15	$11,250	January 10, 2006
E. Clements, Director	90,000	$0.17	$15,300	September 30, 2007
	165,000			
Warrants	350,000	$0.15	$52,500	Feb 4, 2004
Total:	515,000			

(c) Total number of shares in escrow or subject to a pooling agreement: Nil

5. Directors and/or officers on September 25, 2003:

George O.M. Stewart, Director, President & CEO
Ellen Clements, Director, Secretary & CFO
Gerald H. Rayner, Director
Larry Widmer, Director

SCHEDULE C - Management Discussion & Analyses ("MD&A")

1. Description of Business

The Issuer was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd. The principal business of this Company is the evaluation, acquisition, exploration, and, if warranted, development and operation of mineral resource properties of merit. The Company is in the development stage and it has not generated continuous operating revenues because the properties it currently holds are exploration stage projects.

The Company holds varying interests in mineral resource properties in Nunavut, Saskatchewan and the Province of British Columbia. The Company along with two non-related companies, owns an equal 1/3 equity interest in DHK Diamonds Inc. a private company incorporated in the Northwest Territories (NWT) that owns mineral claims and lease properties with proven diamond content in that jurisdiction.

The Company is responsible for its own investor relation's activities and has not retained a third party to handle this activity.

2. Discussion of operations and financial condition

(a) Review of mineral interests and exploration activities

Greenwood Mining Division, South Central British Columbia:

The Company owns 100% interest in a number of individual properties within the Greenwood Mining Division (GMD). Within an approximate 44 square kilometre area the Company currently holds 75 Crown Grants, 12 Mineral Leases, 28 Reverted Crown Grants and 137 located claims prospective for gold, silver and copper. Properties are segregated by area for exploration and accounting purposes. Noranda Explorations Ltd. acquired the Granby Mining Company properties in 1979 and later by the Company on termination of the Greenwood Area joint venture. Noranda completed reclamation requirements on these properties to the satisfaction of mining and environment ministries.

Phoenix Mine Area: Of the 55 Crown Grants and Mineral Lease tenure covering this former copper gold producer, surface title and various timber rights are held on approximately 350 acres. During the period $19,875 was expended. An ongoing trenching program continues to explore for the potential of a Marble quarry. Neither the quantity nor the extent has been determined. The marble takes a high polish and has been named "Pastel Marble" due to its subtle pink, green, grey coloration on an off white background. Property expenses include $5,000 paid to a director for prospecting and management of the trenching program and $7,028 to staff for research, support, reporting and permit applications etc. Legal fees of $3,430 during the period pertain to property tenure.

Phoenix Tailings property: This property contains approximately five million tons of tailings produced from the Granby Phoenix operations during the late 1950's and early 1960's and cover approximately 50 acres of the 336 acre land package referred to as the Tremblay Farm. The site was reclaimed by Noranda to satisfy mining and environmental ministries in 1979. Reclamation included soil placement on tailings surface with hardy alfalfa/grass planted and a spillway channel constructed to accommodate runoff. The tailings test confirms there is no deleterious content in the tailings and an agreement is held with downstream property owners absolving liability in the event of a spill. A *Study for Industrial Minerals Potential* study was contracted to the UBC mineral division that basically concluded there is no economical industrial mineral content at current prices. Costs during the period included road development, cleaning debris, deepening

SCHEDULE C - Management Discussion & Analyses ("MD&A")

3. Results of Operations

(a) During the quarter ended July 31, 2003, the company had a net profit of $210,773 as compared to a loss of $39,360 the previous year. This gain is attributed mainly to the income of $302,526 from timber sales.

Administrative costs for the period ended July 31, 2003 totaled $22,585 (2002 $31,963). Management costs, salary & wage expenses of $5,412 decreased from $21,277 the previous year.

There has been no change in the nature of or manner in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources containing precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search. There is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

(b) Properties acquired or abandoned during the year: Certain properties were abandoned and restaked for the purpose of claim consolidation and acquisition of a larger block. Tenure within properties may from time to time be staked or allowed to lapse as a matter of exploration process.

(c) There were no capital expenditures or capital acquisitions during the period. The Company has no capital expenditure commitments.

(d) Write down of properties has been undertaken to conform to current accounting standards.

(e) Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Schedule "A" Note 8.

Director wages and fees for service:

Ellen Clements is paid or accrued a wage of $6,000 per month.

George Stewart invoices for services rendered at $400 per day charged directly to the applicable property.

(f) Material commitment – Other than normal ongoing commitments relating to exploration of its properties or relating to these as defined under the Mines Act, the Company has no material commitment.

(g) There have been no material variations between financial results and information previously disclosed.

(h) There was no particular investor relation activities undertaken or contracts entered into during the period. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

(i) There are no legal proceedings presently underway.

(j) There are no contingent liabilities of which the Company is aware.

(k) There has been no default under any debt or contractual arrangements.

SCHEDULE C - Management Discussion & Analyses ("MD&A")

(l) To the best of the Company's knowledge, there has been no breach of corporate, securities or other laws with the Company's listing agreement with the Canadian Venture Exchange.

(m) There are no regulatory approval requirements presently underway or applied for.

(n) There were no management changes during the period.

(o) There were no special resolutions passed by shareholders during the period.

4. Subsequent Events

On August 14, 2003, Larry Widmer, B.Comm, joined the board of directors and Ellen Clements was appointed Chief Financial Officer (CFO).

On September 24, 2003 the Company announced that subject to all necessary approvals, it has granted 235,000 incentive stock options to certain directors of the Company, exercisable for a period of five years expiring on September 24, 2008, at a price of $0.18 per share. On September 25, 2003 the shares last traded at $0.13.

5. Financings and principal purposes

During the period the Company received $302,526 from timber sales with direct costs of $6,829.

6. Liquidity and Solvency

At July 31, 2003, the Company had a working capital of $375,054 compared to $83,034 at April 30, 2003.

SCHEDULE C - Management Discussion & Analyses ("MD&A")

On September 24, 2003, the Company reported that kimberlite was discovered on the WO9 target. Refer to the Company News Release of that date for particulars and image showing the location of the target.

Ten claims of the Pellatt Lake property were transferred to DHK from the KCEI agreement, one of which contains a diamondiferous dike. Intrepid Geophysics was hired by DHK to review the KCEI airborne data and as a result of targets identified an associate staked three contiguous claims in November 2000. They were acquired in December 2002 by DHK and as no exploration work had been conducted, a bond of $15,000 was immediately required. No work was proposed nor conducted by DHK management allowing 7 claims within the core block and containing a number of targets resulting from the Intrepid Geophysics report to forfeit. Dentonia Resources Ltd. (Dentonia) with two common directors, one being a managing officer of DHK then staked and maintains it has acquired, for its own purposes the 7 mineral claims originally belonging to DHK in the Pellatt Lake land package. A DHK agreement was simultaneously struck on behalf of DHK and Dentonia for the entire 13 claims giving Peregrine Diamonds Inc. (a private company) the right to conduct an airborne survey prior to December 31, 2003. Up to Dec. 31, 2005, Peregrine has the right to drill test, at its cost, any targets identified by the Falcon Survey to acquire 51% of each target drill tested. If they proceed to a 200 tonne bulk sample, they can earn a total of 65% of that target. A further 10% can be earned by arranging production cost financing for DHK. Peregrine is not obligated to file assessment work or bonding, nor are they responsible under the agreement to keep the property in good standing but they may consider doing so.

Skylark Property:
The property consists of 12 reverted Crown Grants purchased from G. Stewart with the Company and H.H. Shear acquiring the property as joint tenants. Geochemical sampling conducted upon acquisition did not provide targets or conclusive results. A portion of the property was a former silver gold producer during the late 1980's. During the period, property related expenses were $15 for filing.

Saskatchewan - 50%
The Nipikamew silica sand quarry in Saskatchewan remains in good standing and the quarry production potential that is dependant on market demand continues to be reviewed. The property is 37 acres and under lease subject to an annual rental of $2 per acre which currently expires in November 2004. Each partner records individual expenses as incurred.

NAKET Project, Nunavut -50%
This property, located in Nunavut is north and east of Lac de Gras in the Hardy Lake area where diamondiferous kimberlites have been discovered. The project owns 10 claims covering 24,486 acres. Under an agreement dated August 1, 2000 in exchange for data and files, any property acquired within the Area of Interest is subject to a 1% net smelter return (NSR) on metal production and 1% gross overriding royalty (GOR) on diamond production payable to Kennecott Canada Exploration Inc.

Each partner of the Naket JV records their individual expenditures as they are incurred. The Company is currently carried for the current program up to $80,000 in order to equalize previous expenditures. Current expenditures of $15 relate to filing.

SCHEDULE C - Management Discussion & Analyses ("MD&A")

and rehabilitating the bypass channel way, preparations for perimeter fencing, and commencement of fencing of the 336 acre parcel. A portion of the property was logging during the year ended April 30, 2003 to net proceeds of $206,420 with a further $303,400 during the current period. Fencing and reclamation costs during the period attributable directly to the property was $23,062 of which $18,074 was for fencing and reclamation, $4,445 for support staff, supervision and permits etc.

Haas Creek Talc: Permitting has been received for access road repair and upgrading and trenching using mechanical equipment to clear overburden and open a cut into the face. Expenditures this period of $1,113 relate to office support staff and management for preparation of the upcoming program.

Bluebell Camp-Summit Property: The property is mainly comprised of 20 Crown Grants where under surface title is held. No physical or contracted work was conducted during the quarter. Costs for core, sample storage and mineral property taxes during the period totalled $1,159.

Rainbow and Tam O'Shanter Properties: The property consists of 46 units (3 located claims) and 7 Reverted Crown Grants. Prospecting continued in the recently discovered outcrop area. A review of compiled data and prospecting recommends further exploration in the area of the Wild Rose vein. Claim locations were assessed and restructuring has taken place. Costs of $10,816 included $1,400 for staking, $1,800 for preparation, survey costs of $2,000, and filing and related fees of $2,272. Costs related to prospecting include fees of $1,800, equipments costs of $100, travel expense of $475 and assay costs of $309. Prospecting and program potential for gold continues on this property with trenching and drilling proposed.

Rads and Shickshock/Sailor Boy Property: The property consists of 2 Reverted Crown Grants and 8 located claims for a total of 10 units. No work was conducted during the period.

Niagara Property: The property consists of 23 units within 4 claims. Costs expended of $1,625 consisted of prospecting and reviewing potential for further work.

Lac de Gras – Northwest Territories

DHK Diamonds Inc: (DHK): The company was formed together with two other junior companies to manage and explore three blocks (approximately 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. Kennecott Canada Exploration Inc. (KCEI) optioned the property, carrying the DHK group 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing numerous targets. Diamonds were found in most core samples and only in the area of the Tli Kwi Cho did the diamond content indicate potential for a mine where bulk sampling was completed in 1994 with disappointing results. From that time on, limited exploration was conducted prior to KCEI extricating themselves in 2000. The current agreement with Archon Minerals Ltd. (ACS) and BHP Billiton Diamonds Inc. (BHP) holds a portion of the WO Block where there are 7 targets selected by BHP to be drill tested prior to December 31, 2003. The WI and DHK Blocks were allowed to forfeit. As a result of the current agreement, if a mine is developed, DHK would hold a 20% interest in the remaining claims.

The Company holds an equal 1/3 of the issued shares of DHK and although the Company has written off its investment and commenced reporting contributions to budgets as exploration costs, there remains significant exploration potential for diamonds. During the period costs of $4,626 related to legal fees of $1,908, dues and memberships of $1,250 and $900 for management and related expenses.

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

NEWS RELEASE

News Release

August 19, 2003

Kettle River provides Company update

DIRECTOR APPOINTED:

Kettle River Resources Ltd. is pleased to announce that Larry Widmer, B.Comm. of Kelowna has joined the company's Board of Directors. Larry obtained his Bachelor of Commerce degree with a Finance Major from the University of Calgary in 1984. He has extensive business development experience primarily through his management consulting practice established in 1988. He is a director and treasurer of Widmer Realty Ltd. and was a founding partner in BC Wine Country Magazine. Currently a certified Board Development Trainer with the PanWest CFDC Association and Vice President of Finance with the City of Kelowna Art Foundation. Larry has experience in financial planning, real estate sales, and community economic development and has been successfully involved with federal, provincial and private business initiatives.

COMPANY UPDATE:

Northwest Territories

Kettle River is a 1/3 holder of DHK Diamonds Inc. (DHK) that has a participating interest in the remaining W0 claims at Lac de Gras and is a 1/3 owner of the Pellatt Lake property located adjacent to the Hardy Lake kimberlite field owned by DeBeers.

On the WO block, the Company has not been advised regarding progress on completion of the spring work program of $90,500 of which Kettle River contributed 9.6% plus 33 1/3 percent to the DHK direct operating and property costs totaling $41,000. This drill program is to establish the size of the WO9 kimberlite pipe by drilling three sides and a central vertical hole. One hole was reported with no kimberlite encountered. The kimberlite occurrence appears to be an extension of the DO29 North kimberlite discovered previously by Kennecott. Archon Minerals Ltd. is the appointed operator until December 31, 2003. Under the BHP Billiton Diamonds Inc. (BHP) agreement entered into by DHK on Dec. 6, 2002, all parties except BHP must fund the cost of drilling 7 targets nominated by BHP prior to Dec. 31, 2003. The initial DHK contributing interest under this agreement was 55% being reduced to 28.8% subsequent to the WO9 discovery. Should BHP conduct a bulk sample on a kimberlite of their choice, the DHK interest will be reduced to 20%. The participants, other than BHP, are obligated to maintain and keep the property in good standing. Should DHK and the other participants fail to drill the 7 targets prior to Dec. 31, 2003, all claims containing these targets will become 100% owned by BHP subject to the Gross Overriding Royalties payable.

The parcel of diamonds obtained from the 1994 Tli Kwi Cho pipe bulk sample are to be evaluated at the BHP European facilities. This evaluation will have the advantage of the experience BHP has gained in the evaluation and development of the numerous mines comprising the Ekati diamond field. The diamonds from the Tli Kwi Cho underground bulk sample were obtained from tunnels at one elevation only that did not penetrate the central part of the kimberlite complex. There was some indication from the small parcel of sampled diamonds that larger gemstones may be expected from the untested central part of the pipe. With the recent advances in evaluating diamond bearing kimberlites this review appears appropriate.

The Pellatt Lake property hosts a diamondiferous dike and has been optioned to Peregrine Diamonds, a private company who is obtaining the rights to the Falcon gradiometer system of BHP. The survey should be completed before the onset of poor weather. Peregrine can, if certain obligations are met earn a maximum of 75% in selected target areas. It is the responsibility of DHK to maintain and keep the property in good standing.

Naket Project, Nunavut (50% Kettle River and 50% New Nadina Explorations Limited)
The recent successes by Debeers on their nearby Hardy Lake property shows that kimberlite occurrences can be anticipated in the area. Naket Anomaly D43 has been given a high priority by the Company consultants, Apex and Intrepid Geophysics. Evaluation of nearby targets is underway.

Southern British Columbia
In the Greenwood Camp the Tam O'Shanter project having certain geologic similarities to the Emmanual Creek (Washington state) property of Kinross is being prospected, geologically mapped and additional ground has been staked. The Tam O'Shanter is located at the junction of the Wild Rose Fault and a major graben fault coinciding with an extensive altered area at the base of the Tertiary volcanics. The Wild Rose Vein hosted gold values which have not been tested to depth.

The Summit Camp limestone basin located between Greenwood and Grand Forks contains numerous copper iron gold skarns such as the former gold and copper producers BC Mine, R Bell, Oro Denoro, Rathmullen, Emma, none of which have been adequately explored to depth.

The Phoenix mine hosted one of the largest copper gold iron deposits in British Columbia. Previous exploration has been confined to shallow depths by today's standards while geophysical methods to test for depth extensions have become standard practice in other mining camps. The company will be evaluating equipment and contractors to explore the depth potential of all the Greenwood metal properties.

A trenching program has been approved for the Haas Creek talc prospect near Greenwood and a newly discovered decorative marble occurrence near the Phoenix Mine.

On behalf of the board,

George O.M. Stewart

President, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for adequacy or accuracy of this release.

Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

September 24, 2003 **NEWS RELEASE**

Kettle River issues options and updates DHK Diamonds Inc. activities

The operator of the current drill program has advised DHK Diamonds Inc. (DHK) that drilling on the WO9 target, set up on the north side of the lake has cored kimberlite. The vertical hole, currently at 230 feet continues in kimberlite and will be boxed for sampling. The WO9 target was initially drilled by Archon Minerals Ltd. (Archon) reported on August 19, 2002, and on Feb. 13, 2003, a DHK News Release reported that two micro diamonds were recovered from the 34.65 kg sample of kimberlite (38.7 meters). On July 16 2003 Dentonia Resources Ltd. reported that another drilling attempt had commenced and stopped in granite for a drill hole length of 75 feet.


W09 Geophysics
Falcon
Lake
Magnetic
EM
Kettle River Resources Ltd
September 24, 2003

The WO9 target is a Priority 1 Falcon Survey target located 2,100 meters west southwest of the Tli Kwi Cho (DO27) and DO18 and 200 meters north of DO29N. In 1998 Kennecott Canada Exploration Inc. drilled the DO29N target that was described as "a multiphase system that includes hypabyssal kimberlite dikes, pyroclastic (crater facies) kimberlite and heterolithic kimberlite breccias." An 82 kg sample yielded 12 micro-diamonds. (News Release August 19, 2002)

There are currently 7 additional targets within the WO Claim Block to be drilled prior to Dec. 31, 2003.

The Company is an equal 1/3 owner of DHK Diamonds Inc. a private company that currently owns 28.8% of the DHK Project.

Kettle River Resources Ltd. (the "Company") announces today that subject to all necessary approvals, it has granted 235,000 incentive stock options to certain directors of the Company, exercisable for a period of five years expiring on September 24, 2008, at a price of $0.18 per share.

Kettle River Resources Ltd.

"George Stewart"

George O.M. Stewart,
President

www.kettleriver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for adequacy or accuracy of this release.